Exhibit (a)(5)(G)

The following are excerpts from the transcript of the conference call held by BPO on July 26, 2013, regarding the second-quarter 2013 earnings release of BPO:

Dennis Friedrich: Development will continue to spur future growth in both earnings and the quality of our portfolio in the upcoming future. The projected returns for these projects with healthy pre-leasing levels remain attractive relative to the yields. We are seeing within most existing assets available for acquisition in our core markets. In terms of the major portfolio acquisitions to expand our global platform, we reached important milestones in both the acquisition of MPG in Los Angeles and the former Hammerson portfolio in London. On the MPG acquisition, we were pleased to receive the necessary vote on July 17 from the MPG common shareholders approving the merger. We got 97% of the voting shares, which was 75% of overall shares. We are working closely with MPG to satisfy the remaining conditions including lender consents. We expect the transition to close next month, the transaction to close next month sorry. We remain very excited about the opportunity to integrate and operate a sizable portfolio of the highest quality assets in this major US gateway city.

The LA County regional -- the LA County regional economy continues to improve. Although there are still some ground to make up, the year-over-year job gains outpaced the nation and the state overall. Unemployment in the county dropped from 10.8% to 9.2% over the past 12 months. Job growth in professional services sector areas, important to the downtown LA office market, posted an impressive 3.5% gain during the calendar year 2012. We have also made good progress increasing the occupancy level in our existing LA regional portfolio. The overall occupancy level has improved 400 basis points since the second quarter of 2012.

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John Guinee: I guess kind of continuing along the litigation, I was at the Baltimore City Circuit Court on Wednesday regarding the lawsuit on the preferred share issue on your downtown LA are your Brookfield or your Maguire acquisition your attorney did a very good job, congratulations, but can you give us any more color as to how you think that will ultimately work its way through the legal process and then the second question I guess would be for Bryan, on IFRS accounting and your fair evaluation $20 and change, how will that change, how do you expect that to be adjusted in the third and fourth quarter once Merrill stops paying.

Dennis Friedrich: Okay, John, I will take the first one and I appreciate you going to the court and cheering us on there, by the way. We were happy with the outcome. John, this transaction is not closed, we really can't share very much more detail in terms of what the possible next steps are or we're kind of still a sensitive period, obviously, we are very pleased to get a very strong common share of vote and we're doing well on the lender consents and fully expect all the preferred shareholders, for that angle to work out and that it really isn't a condition to the deal at this point. Bryan, do want to take the second one?

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John Guinee: Okay. Just to be sure I am clear. When you said you are happy with the outcome, was that the vote from them Maguire shareholders to affirm the acquisition or was that the outcome of the hearing on Wednesday?

Dennis Friedrich: Both.

John Guinee: Okay. Thank you.